SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 1, 2018

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 99.1 –                    Press Release – Alibaba Group Agrees to 33% Equity Stake in Ant Financial

Exhibit 99.2 –                    Alibaba Group Agrees to 33% Equity Stake in Ant Financial – Detailed Transaction Summary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: February 1, 2018	By:	/s/ Maggie Wei WU
	Name:	Maggie Wei WU
	Title:	Chief Financial Officer